# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iPower Inc., CIK 0001830072
CUSIP: 46265P305
Title of class of securities: Common Stock, $0.001 per share
Address of issuer's principal executive offices: 8798 9TH STREET, RANCHO CUCAMONGA, California (CA), 91730
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146491

## Reporting persons
- Sherman Dror Moshe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,963; shared voting power 0; sole dispositive power 9,963; shared dispositive power 0; aggregate amount beneficially owned 9,963 (0.5% of the class)
  Comment: The Reporting Person is a citizen of both the United States and Israel.

## Item 1. Issuer
Name of issuer: iPower Inc.
Address of issuer's principal executive offices: 8798 9TH STREET, RANCHO CUCAMONGA, CALIFORNIA, 91730

## Item 2. Person Filing
Name of person filing: Dror Moshe Sherman
Address of principal business office or, if none, residence:
Grzegorzecka 67D
31-559 Krakow
Poland
Citizenship: United States and Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date of this filing, the Reporting Person beneficially owns
9,963 shares of Common Stock. On July 14, 2026, the Reporting Person
acquired 100,000 shares of Common Stock, representing approximately
5.3% of the outstanding shares, and subsequently disposed of 90,037 shares.
Percent of class:
Approximately 0.5%, based on 1,891,147 shares of Common Stock issued and outstanding as of July 10, 2026, as reported by the Issuer in its
Registration Statement on Form S-1 filed with the Securities and Exchange
Commission on July 10, 2026.
Sole power to vote or to direct the vote: 9,963 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,963 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sherman Dror Moshe: s/ Dror Moshe Sherman, Dror Moshe Sherman, individually (07/21/2026)